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Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
(dollars in thousands)	2011	2010	2009	2008	2007
Income before loss from unconsolidated entities, reversal of contingent liability, income taxes, discontinued operations, noncontrolling interest and preferred stock dividends and issuance costs	$330,493	$224,751	$191,569	$135,131	$107,004
Interest expense
Senior notes payable and other debt	236,807	175,631	173,810	199,135	191,022
Distributions from unconsolidated entities	3,790	689	—	—	—

Earnings	$571,090	$401,071	$365,379	$334,266	$298,026

Interest
Senior notes payable and other debt expense	$236,807	$175,631	$173,810	$199,135	$191,022
Interest capitalized	1,233	—	304	114	—
Preferred stock dividends	—	—	—	—	3,449

Fixed charges	$238,040	$175,631	$174,114	$199,249	$194,471

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.40	2.28	2.10	1.68	1.53

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  Exhibit 12
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS